                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                FORM U-3A-2 File                  No. 69-00410

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1


                                 UGI CORPORATION
                              460 NORTH GULPH ROAD
                            KING OF PRUSSIA, PA 19406

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


           UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

      UGI is a holding company which as of December 31, 2000 owned directly or indirectly the following subsidiaries (excluding EWGs which are described in Section 4a):

                     a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 14 counties in eastern and southeastern Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                                          UGID Holding Company, a Delaware
corporation, is a Delaware investment holding company and a wholly owned subsidiary of UGI Development Company, a wholly owned subsidiary of UGI Utilities which is more fully described below in Section 4a. UGI Hunlock Development Company, a Pennsylvania corporation, is a wholly owned subsidiary of UGI Development Company which is more fully described in Section 4a.

                     b. AmeriGas, Inc. is a Pennsylvania corporation which conducts a propane distribution business from approximately 600 district locations in 45 states through AmeriGas Partners, L.P., a Delaware limited partnership (the "Partnership"). Through its subsidiaries,

AmeriGas, Inc. owns 55.5% of the Partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of AmeriGas, Inc. and the sole general partner of the Partnership and AmeriGas Propane, L.P., a Delaware limited partnership, 98.9% owned by AmeriGas Partners, L.P. AmeriGas, Inc. is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

                                          Four Flags Drilling Company, Inc. is
the parent company of Four Flags Holding Company, a Delaware investment holding company.

                                          AmeriGas Propane, Inc. is the parent
company of (i) AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, and (ii) Petrolane Incorporated, a Pennsylvania holding company.

                                          AmeriGas Partners, L.P. is the parent
company of AmeriGas Finance Corp., a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership.

                                          AmeriGas Propane, L.P. is the parent
company of (i) AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, and (ii) Petrolane Offshore Ltd., an inactive Bermuda corporation.



                     c. UGI Enterprises, Inc. is a Pennsylvania corporation that is a holding company with twenty-one direct and indirect subsidiaries. Through its wholly owned subsidiary, UGI Energy Services, Inc., a Pennsylvania corporation, it conducts an electric energy marketing business under the trade name of POWERMARK, and a gas marketing business under the trade name of GASMARK. Energy Services Holding Company, a Delaware investment holding company, is a wholly owned subsidiary of UGI Energy Services, Inc.

                                         UGI Power Supply, Inc., also a
Pennsylvania corporation, is an inactive wholly owned subsidiary.

                                         Retail sales of hearth and patio
products and services are conducted through another wholly owned subsidiary of UGI Enterprises, Inc., Hearth USA, Inc., a Delaware corporation.

                                         CFN Enterprises, Inc., a Delaware
corporation, is a wholly owned subsidiary of UGI Enterprises, Inc., and owns 60% of CFN Networks LLC, a Delaware limited liability company engaged in the development of networks of self-serve propane dispensers for motor fuel use.

                                         UGI HVAC Enterprises, Inc., a Delaware
corporation and direct subsidiary of UGI Enterprises, Inc. is engaged in the heating, ventilating, air conditioning, plumbing and oil delivery business.

                                         Energy development partnerships in
international markets are pursued through the following wholly owned subsidiaries of UGI Enterprises, Inc.: (i) UGI International Enterprises, Inc., a Pennsylvania corporation, (ii) Eastfield International Holdings, Inc., a Delaware corporation, (iii) UGI Black Sea Enterprises, Inc., a Pennsylvania corporation, (iv) UGI International (Romania), Inc., a Pennsylvania corporation,
(v) UGI Romania, Inc., a Pennsylvania corporation, (vi) UGI International (China), Inc., a Delaware corporation, (vii) UGI China, Inc., a Delaware corporation, and (viii) UGI Southwest China Development Company, LLC, a Delaware limited liability company, and (ix) EuroGas Holdings, Inc., a Delaware investment holding company.

                                          Eastfield International Holdings, Inc.
("Eastfield") is a wholly owned subsidiary of UGI Enterprises and the parent company of Flaga GmbH ("FLAGA"), an Austrian corporation. Eastfield owns 99% of FLAGA, which conducts a propane distribution business from locations in Austria, the Czech Republic, and Slovokia. Eurogas Holdings, Inc., another wholly owned subsidiary of UGI Enterprises, owns 1% of FLAGA. FLAGA conducts its distribution business by and through its wholly owned subsidiaries, (i) FLAGA Energieversorgung, a German corporation, (ii) Flaga Plyn, spol. s r.o., a Czech Republic corporation, (iii) Flaga Slovplyn, spol. s r.o., a Slovokia corporation, and (iv) FLAGA Tech Trade GmbH, an Austrian corporation.

                     d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.

                     e. Ashtola Production Company is an inactive Pennsylvania corporation.

                     Ashtola Production Company is the parent company of UGI Ethanol Development Corporation, an inactive Pennsylvania corporation.

                     f. United Valley Insurance Company, a Vermont corporation, provides auto, general, and workers' compensation liability insurance coverage to UGI and certain of its subsidiaries.

                     g. Northfield Holding Company is a Delaware investment holding company.

                     h. Vulcan Acquisition Corp. is an inactive Delaware corporation.

      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

           The Company does not directly own any such properties.

           The Company's subsidiary public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for the (1) transmission and distribution of electric energy for sale to customers in communities which have granted a franchise to provide electric energy and (2) the distribution of natural gas throughout a 14 county service area in eastern and southeastern Pennsylvania to customers in communities which have granted a franchise to provide gas service:

                     - Transmission lines: 2,092 miles of transmission and distribution lines and related facilities in portions of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                     - Electric distribution facilities: 23 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

                     - Approximately 4,500 miles of gas mains, related service facilities and land rights, for the distribution of natural gas within the service area.

                     - Gas storage plants: peak shaving facilities in Harrisburg, Reading and Bethlehem, Pennsylvania which produce propane air and have a design capacity to manufacture up to 35,000 Mcf. of propane air per day and a liquefied natural gas plant near Reading, Pennsylvania which has storage capacity of 270,000 Mcf. and is designed to add up to 25,000 Mcf. per day to the sendout capacity.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  -     None by UGI

                  -     UGI Utilities

                                   Retail                                895,546,114 kwh.
                                   Sold at Retail                         33,827,799 Mcf.
                                   Transportation                         48,053,269
                                                                          ----------
                                          Total                           81,881,068 Mcf.

           b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                      -          None by UGI or UGI Utilities

         c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                      -          None by UGI.

                      -          UGI Utilities - 2,723,674 Mcf.

NOTE: UGI Utilities' principal business is the distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business, UGI Utilities may, from time to time, sell natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

         d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                      -          None by UGI

                      -          UGI Utilities -        0 kwh.
                                                        40,076,597 Mcf.

           4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

              a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

           UGI Utilities' wholly owned subsidiary UGI Development Company ("UGID"), located at 390 Route 11, Hunlock Creek, Pennsylvania 18621-0224, is an EWG which owns a 1.11% interest in Conemaugh Station, a 1700 MegaWatt coal-fired steam electric generation facility in Indiana, Pennsylvania. UGID's wholly owned subsidiary, UGI Hunlock Development Company ("UGIHDC"), owns a 50% partnership interest in Hunlock Creek Energy Ventures ("HCEV"), an EWG which owns a 48 MegaWatt coal-fired steam electric generation station and a 44 MegaWatt gas turbine generator in Hunlock Creek, Pennsylvania. UGID operates the two generators for the partnership.

           b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

           UGI Corporation owns 100% of UGI Utilities, Inc. which owns 100% of UGID. UGID owns 100% of UGIHDC, which owns a 50% interest in HCEV, an EWG which is a general partnership.

           c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  -        UGI Utilities investment in UGID EWG - $13,105,113

                  -        UGIHDC investment in HCEV - $10,357,704

                  - UGI Utilities has guaranteed UGID's obligations as a member of the PJM Interconnection LLC.

                  - The Company has not made any direct or indirect guarantee of the security of UGID and no UGID creditor has recourse to the Company.

           d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  -        UGID capitalization as of 12/31/00 was $15,056,000.

                  -        UGID earnings during the reporting period were
                           $42,000

                  - HCEV capitalization - Each partner as of 12/31/00 has 50% equity interest in $45,767,674 equaling $22,883,837 each.

                  -        HCEV earnings during the reporting period were $0

         e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

           UGI Utilities purchases power from UGID pursuant to UGID's market based rates tariff. UGID purchases power from HCEV pursuant to HCEV's market based rates tariff. HCEV also has an agreement with UGI Utilities permitting HCEV to interconnect its generating facilities with UGI Utilities' transmission and distribution system. UGI Utilities and UGI Corporation perform administrative services for UGID such as payroll, human resources and legal services pursuant to an administrative services agreement under which the cost of the service is allocated to UGID. UGID operates two generation facilities located at Hunlock Creek, Pennsylvania pursuant to an operating agreement with HCEV, a general partnership in which UGID indirectly owns a 50% interest.

           The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2001.

                                                   UGI CORPORATION
                                                   (Name of claimant)

                                                   By: /S/ Anthony J. Mendicino
                                                   -----------------------------
                                                                 (Title)

                                                  Anthony J. Mendicino
                                                  Vice President - Finance and
                                                  Chief Financial Officer

CORPORATE SEAL

Attest:
/S/ Brandan P. Bovaird
--------------------------
Brendan P. Bovaird
Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Brendan P. Bovaird
                               Corporate Secretary

                                 UGI Corporation
                              460 North Gulph Road
                            King of Prussia, PA 19406

                                   EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

           Attached to this Form U-3A-2 as Exhibit A.

                                    EXHIBIT B

           A Financial Data Schedule setting forth the financial and other data that are applicable to the registrant on a consolidated basis.

           Pursuant to SEC Release No. 33-7855 registrants need not file this exhibit.

                                    EXHIBIT C

           An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                 UGI CORPORATION
                                        |
                               UGI UTILITIES, INC.
                                        |
                             UGI DEVELOPMENT COMPANY
                             /                     \
              UGID HOLDING COMPANY     UGI HUNLOCK DEVELOPMENT COMPANY

                                    EXHIBIT A
                        UGI CORPORATION AND SUBSIDIARIES

                           CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 2000

                                   (Unaudited)
                              (Millions of dollars)



                                                              Consolidated      Eliminations                          Northfield
                                                                   UGI               and                UGI            Holding
                                                                  Corp.          Adjustments           Corp.           Company
                                                               -----------       -----------        -----------       -----------
ASSETS
     CURRENT ASSETS:
         Cash and cash equivalents                              $      93.9     $          --        $       1.1       $      54.6
         Short-term investments                                         7.8                --                 --                --
         Accounts receivable                                          165.7             (65.1)               0.1              62.0
         Accrued utility revenues                                      10.5                --                 --                --
         Inventories                                                  117.4                --                 --                --
         Deferred income taxes                                         11.8                --                0.2                --
         Prepaid expenses and other current assets                     19.0              (0.5)               0.3                --
                                                                -----------       -----------        -----------       -----------
            Total current assets                                      426.1             (65.6)               1.7             116.6

     INVESTMENTS IN SUBSIDIARIES                                         --            (315.9)             315.9                --

     PROPERTY, PLANT AND EQUIPMENT
         Gross property, plant and equipment                        1,652.1                --                0.4                --
         Less:  Accumulated depreciation and amortization             578.9                --                0.4                --
                                                                -----------       -----------        -----------       -----------
            Net property, plant and equipment                       1,073.2                --                 --                --

     OTHER ASSETS
         Intangible assets                                            675.5                --                 --                --
         Utility regulatory assets                                     62.3                --                 --                --
         Other assets                                                  41.7             (13.6)               2.4                --
                                                                -----------       -----------        -----------       -----------
            Total assets                                        $   2,278.8       $    (395.1)       $     320.0       $     116.6
                                                                ===========       ===========        ===========       ===========





                                                              Vulcan           UGI                             UGI
                                                           Acquisition      Utilities,   AmeriGas,          Properties,
                                                              Corp.            Inc.         Inc.               Inc.
                                                           ------------     -----------  -----------       -------------
CURRENT ASSETS:
    Cash and cash equivalents                              $      0.6     $     15.6     $     14.4          $      0.2
    Short-term investments                                       --             --             --                  --
    Accounts receivable                                          --             33.3           97.2                 0.1
    Accrued utility revenues                                     --             10.5           --                  --
    Inventories                                                  --             36.9           65.5                --
    Deferred income taxes                                        --              3.3            8.1                --
    Prepaid expenses and other current assets                    --              3.1           15.2                 0.1
                                                           ------------     -----------  -----------       -------------
       Total current assets                                       0.6          102.7          200.4                 0.4

INVESTMENTS IN SUBSIDIARIES                                      --             --             --                  --

PROPERTY, PLANT AND EQUIPMENT
    Gross property, plant and equipment                          --            857.8          722.4                10.3
    Less:  Accumulated depreciation and amortization             --            287.8          284.5                 1.9
                                                           ------------     -----------  -----------       -------------
       Net property, plant and equipment                         --            570.0          437.9                 8.4

OTHER ASSETS
    Intangible assets                                            --             --            623.2                --
    Utility regulatory assets                                    --             62.3           --                  --
    Other assets                                                 --             19.1           21.5                 5.3
                                                           ------------     -----------  -----------       -------------
       Total assets                                        $      0.6     $    754.1     $  1,283.0          $     14.1
                                                           ============     ===========  ===========       =============

                                                              United
                                                              Valley        Ashtola         UGI
                                                             Insurance    Production    Enterprises,
                                                             Company        Company         Inc.
                                                           ------------    --------     ----------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                              $    1.7       $    0.3       $    5.4
    Short-term investments                                      3.8             --            4.0
    Accounts receivable                                         0.8             --           37.3
    Accrued utility revenues                                     --             --             --
    Inventories                                                  --             --           15.0
    Deferred income taxes                                       0.2             --             --
    Prepaid expenses and other current assets                    --             --            0.8
                                                           --------       --------       --------
       Total current assets                                     6.5            0.3           62.5

INVESTMENTS IN SUBSIDIARIES                                      --             --             --

PROPERTY, PLANT AND EQUIPMENT
    Gross property, plant and equipment                          --             --           61.2
    Less:  Accumulated depreciation and amortization             --             --            4.3
                                                           --------       --------       --------
       Net property, plant and equipment                         --             --           56.9

OTHER ASSETS
    Intangible assets                                            --             --           52.3
    Utility regulatory assets                                    --             --             --
    Other assets                                                0.6             --            6.4
                                                           --------       --------       --------
       Total assets                                        $    7.1       $    0.3       $  178.1
                                                           ========       ========       ========

                        UGI CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET

                               SEPTEMBER 30, 2000
                                   (Unaudited)
                              (Millions of dollars)


                                                         Consolidated     Eliminations                Northfield
                                                            UGI              and            UGI         Holding
                                                            Corp.        Adjustments       Corp.        Company
                                                          --------       -----------     --------     -----------
LIABILITIES  AND  EQUITY
CURRENT LIABILITIES
    Current maturities of long-term debt                  $   85.9        $     --      $     --      $     --
    Bank loans                                               134.7              --            --            --
    Accounts payable                                         156.7           (12.8)         10.2            --
    Accounts payable - intercompany                             --             1.1          (0.6)           --
    Employee compensation and benefits accrued                26.5              --           1.1            --
    Dividends and interest accrued                            47.3            (1.9)         12.3            --
    Income taxes accrued                                      10.3              --          (1.1)           --
    Deposits and refunds                                      39.0              --            --            --
    Other current liabilities                                 39.0            (2.4)          0.1            --
                                                          --------        --------      --------      --------
       Total current liabilities                             539.4           (16.0)         22.0            --

DEBT AND OTHER LIABILITIES
    Long-term debt                                         1,029.7           (60.0)         47.5            --
    Deferred income taxes                                    172.9            (2.4)          0.1            --
    Deferred investment tax credits                            9.2              --            --            --
    Other noncurrent liabilities                              83.3            (0.1)          2.7            --

MINORITY INTEREST
    Minority interest in AmeriGas Partners                   177.1              --            --            --

PREFERRED STOCK
    UGI Utilities Series Preferred Stock Subject to
       Mandatory Redemption                                   20.0              --            --            --

COMMON STOCKHOLDERS' EQUITY
    Common Stock                                                --           (60.4)           --            --
    Additional paid-in-capital                               394.5          (662.6)        394.5         307.1
    Retained earnings (accumulated deficit)                   (4.9)          406.9          (4.9)       (190.5)
    Accumulated other comprehensive income                      --              --            --            --
    Unearned compensation-restricted stock                    (0.7)             --          (0.7)           --
                                                          --------        --------      --------      --------
                                                             388.9          (316.1)        388.9         116.6
    Less:  treasury stock, at cost                           141.7             0.5         141.2            --
                                                          --------        --------      --------      --------
       Total common stockholders' equity                     247.2          (316.6)        247.7         116.6
                                                          --------        --------      --------      --------
       Total liabilities and stockholders' equity         $2,278.8        $ (395.1)     $  320.0      $  116.6
                                                          ========        ========      ========      ========


                                                            Vulcan       UGI                             UGI
                                                          Acquisition  Utilities,     AmeriGas,       Properties,
                                                             Corp.       Inc.           Inc.              Inc.
                                                           --------     --------      --------        --------
LIABILITIES  AND  EQUITY
CURRENT LIABILITIES
    Current maturities of long-term debt                  $     --     $   15.0      $   64.6        $    0.5
    Bank loans                                                  --        100.4          30.0              --
    Accounts payable                                            --         55.5          73.7              --
    Accounts payable - intercompany                             --         (1.4)           --              --
    Employee compensation and benefits accrued                  --          7.8          16.3              --
    Dividends and interest accrued                              --          4.6          30.3              --
    Income taxes accrued                                        --          6.6           4.5              --
    Deposits and refunds                                        --         10.3          28.0              --
    Other current liabilities                                   --         11.5          21.4              --
                                                          --------     --------      --------        --------
       Total current liabilities                                --        210.3         268.8             0.5

DEBT AND OTHER LIABILITIES
    Long-term debt                                              --        157.9         792.7             6.9
    Deferred income taxes                                       --        117.7          54.1             0.1
    Deferred investment tax credits                             --          9.2            --              --
    Other noncurrent liabilities                                --         14.5          40.9              --

MINORITY INTEREST
    Minority interest in AmeriGas Partners                      --           --         177.1              --

PREFERRED STOCK
    UGI Utilities Series Preferred Stock Subject to
       Mandatory Redemption                                     --         20.0            --              --

COMMON STOCKHOLDERS' EQUITY
    Common Stock                                                --         60.3            --              --
    Additional paid-in-capital                                  --         68.6         240.7             6.5
    Retained earnings (accumulated deficit)                    0.6         95.6        (291.3)            0.1
    Accumulated other comprehensive income                      --           --            --              --
    Unearned compensation-restricted stock                      --           --            --              --
                                                          --------     --------      --------        --------
                                                               0.6        224.5         (50.6)            6.6
    Less:  treasury stock, at cost                              --           --            --              --
                                                          --------     --------      --------        --------
       Total common stockholders' equity                       0.6        224.5         (50.6)            6.6
                                                          --------     --------      --------        --------
       Total liabilities and stockholders' equity         $    0.6     $  754.1      $1,283.0        $   14.1
                                                          ========     ========      ========        ========

                                                             United
                                                             Valley      Ashtola        UGI
                                                            Insurance    Production  Enterprises,
                                                             Company     Company        Inc.
                                                            --------     --------     --------
LIABILITIES  AND  EQUITY
CURRENT LIABILITIES
    Current maturities of long-term debt                  $     --    $     --     $    5.8
    Bank loans                                                  --          --          4.3
    Accounts payable                                            --          --         30.1
    Accounts payable - intercompany                             --          --          0.9
    Employee compensation and benefits accrued                  --          --          1.3
    Dividends and interest accrued                              --          --          2.0
    Income taxes accrued                                      (0.1)        0.6         (0.2)
    Deposits and refunds                                        --          --          0.7
    Other current liabilities                                  4.3          --          4.1
                                                          --------    --------     --------
       Total current liabilities                               4.2         0.6         49.0

DEBT AND OTHER LIABILITIES
    Long-term debt                                              --          --         84.7
    Deferred income taxes                                       --          --          3.3
    Deferred investment tax credits                             --          --           --
    Other noncurrent liabilities                                --          --         25.3

MINORITY INTEREST
    Minority interest in AmeriGas Partners                      --          --           --

PREFERRED STOCK
    UGI Utilities Series Preferred Stock Subject to
       Mandatory Redemption                                     --          --           --

COMMON STOCKHOLDERS' EQUITY
    Common Stock                                               0.1          --           --
    Additional paid-in-capital                                 0.4         9.9         29.4
    Retained earnings (accumulated deficit)                    2.4       (10.2)       (13.6)
    Accumulated other comprehensive income                      --          --           --
    Unearned compensation-restricted stock                      --          --           --
                                                          --------    --------     --------
                                                               2.9        (0.3)        15.8
    Less:  treasury stock, at cost                              --          --           --
                                                          --------    --------     --------
       Total common stockholders' equity                       2.9        (0.3)        15.8
                                                          --------    --------     --------
       Total liabilities and stockholders' equity         $    7.1    $    0.3     $  178.1
                                                          ========    ========     ========


                     FOR THE YEAR ENDED SEPTEMBER 30, 2000
                                   (Unaudited)
                              (Millions of dollars)



                                                        Consolidated      Eliminations                  Northfield
                                                             UGI               and          UGI          Holding
                                                            Corp.          Adjustments     Corp.         Company
                                                        -----------       -----------    ---------      ----------
REVENUES

     AmeriGas Propane                                    $1,120.1        $     --        $     --        $     --
     International propane                                   50.5              --              --              --
     UGI Utilities                                          436.9              --              --              --
     Energy Services and other                              154.2            (3.1)             --              --
                                                         --------        --------        --------        --------
                                                          1,761.7            (3.1)             --              --

COSTS AND EXPENSES

     AmeriGas Propane cost of sales                         628.3              --              --              --
     International propane cost of sales                     29.7              --              --              --
     UGI Utilities - gas, fuel and purchased power          218.1              --              --              --
     Energy Services and other cost of sales                145.5              --              --              --
     Operating and administrative expenses                  461.2           (11.2)            8.1              --
     Utility taxes other than income taxes                   17.1              --              --              --
     Depreciation and amortization                           97.5              --              --              --
     Other income, net                                      (26.9)            8.1            (8.4)           (2.7)
                                                         --------        --------        --------        --------
                                                          1,570.5            (3.1)           (0.3)           (2.7)
                                                         --------        --------        --------        --------
OPERATING INCOME                                            191.2              --             0.3             2.7

Interest expense                                            (98.5)             --            (2.0)            2.0
Minority interest                                            (6.3)             --              --              --
                                                         --------        --------        --------        --------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY

     PREFERRED STOCK DIVIDENDS                               86.4              --            (1.7)            4.7
Income taxes                                                (40.1)             --             1.1            (1.7)
Dividends on UGI Utilities Series Preferred Stock            (1.6)           (1.6)             --              --
Equity in income of subsidiaries                               --           (45.3)           45.3              --
                                                         --------        --------        --------        --------
NET INCOME                                               $   44.7           (46.9)           44.7             3.0
                                                         =========
Dividends on preferred stock                                                  1.6              --              --
                                                                         --------        --------        --------
NET INCOME AFTER DIVIDENDS ON PREFERRED STOCK                           $   (45.3)       $   44.7        $    3.0
                                                                        ==========        ========        ========



                                                            Vulcan            UGI                              UGI
                                                           Acquisition      Utilities,     AmeriGas,       Properties,
                                                             Corp.            Inc.           Inc.              Inc.
                                                          -----------      ----------     ---------       -----------
REVENUES

     AmeriGas Propane                                      $     --        $     --        $1,120.1        $     --
     International propane                                       --              --              --              --
     UGI Utilities                                               --           436.9              --              --
     Energy Services and other                                   --              --              --             1.8
                                                           --------        --------        --------        --------
                                                                 --           436.9         1,120.1             1.8

COSTS AND EXPENSES

     AmeriGas Propane cost of sales                              --              --           628.3              --
     International propane cost of sales                         --              --              --              --
     UGI Utilities - gas, fuel and purchased power               --           218.1              --              --
     Energy Services and other cost of sales                     --              --              --              --
     Operating and administrative expenses                       --            89.6           342.4             0.8
     Utility taxes other than income taxes                       --            17.1              --              --
     Depreciation and amortization                               --            23.6            68.4             0.2
     Other income, net                                         (0.1)          (12.7)          (10.7)           (0.2)
                                                           --------        --------        --------        --------
                                                               (0.1)          335.7         1,028.4             0.8
                                                           --------        --------        --------        --------
OPERATING INCOME                                                0.1           101.2            91.7             1.0

Interest expense                                                 --           (18.3)          (74.7)           (0.6)
Minority interest                                                --              --            (6.4)             --
                                                           --------        --------        --------        --------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY

     PREFERRED STOCK DIVIDENDS                                  0.1            82.9            10.6             0.4
Income taxes                                                     --           (32.4)           (9.4)           (0.2)
Dividends on UGI Utilities Series Preferred Stock                --              --              --              --
Equity in income of subsidiaries                                 --              --              --              --
                                                           --------        --------        --------        --------
NET INCOME                                                      0.1            50.5             1.2             0.2

Dividends on preferred stock                                    --             (1.6)             --              --
                                                            --------        --------        --------        --------
NET INCOME AFTER DIVIDENDS ON PREFERRED STOCK              $    0.1        $   48.9        $    1.2        $    0.2
                                                            ========        ========        ========        ========


                                                             United
                                                             Valley         Ashtola          UGI
                                                            Insurance       Production    Enterprises,
                                                             Company         Company          Inc.
                                                           ---------       ----------    ------------
REVENUES

     AmeriGas Propane                                       $     --        $     --        $     --
     International propane                                        --              --            50.5
     UGI Utilities                                                --              --              --
     Energy Services and other                                   1.3              --           154.2
                                                            --------        --------        --------
                                                                 1.3              --           204.7

COSTS AND EXPENSES

     AmeriGas Propane cost of sales                               --              --              --
     International propane cost of sales                          --              --            29.7
     UGI Utilities - gas, fuel and purchased power                --              --              --
     Energy Services and other cost of sales                      --              --           145.5
     Operating and administrative expenses                       1.5              --            30.0
     Utility taxes other than income taxes                        --              --              --
     Depreciation and amortization                                --              --             5.3
     Other income, net                                          (0.3)             --             0.1
                                                            --------        --------        --------
                                                                 1.2              --           210.6
                                                            --------        --------        --------
OPERATING INCOME                                                 0.1              --            (5.9)

Interest expense                                                  --              --            (4.9)
Minority interest                                                 --              --             0.1
                                                            --------        --------        --------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY

     PREFERRED STOCK DIVIDENDS                                   0.1              --           (10.7)
Income taxes                                                      --              --             2.5
Dividends on UGI Utilities Series Preferred Stock                 --              --              --
Equity in income of subsidiaries                                  --              --              --
                                                            --------        --------        --------
NET INCOME                                                       0.1              --            (8.2)

Dividends on preferred stock                                     --              --              --
                                                             --------        --------        --------
NET INCOME AFTER DIVIDENDS ON PREFERRED STOCK               $    0.1        $     --        $   (8.2)
                                                             ========        ========        ========

                        UGI CORPORATION AND SUBSIDIARIES
       CONSOLIDATING STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT)

                      FOR THE YEAR ENDED SEPTEMBER 30, 2000
                                   (Unaudited)
                              (Millions of dollars)




                                      Consolidated      Eliminations                        Northfield          Vulcan
                                           UGI               and              UGI            Holding         Acquisition
                                          Corp.          Adjustments         Corp.           Company            Corp.
                                      ---------------   --------------  -------------   ---------------   ---------------

Balance at September 30, 1999         $   (8.2)          $  340.4        $   (8.2)       $ (177.7)         $    0.5

     Net income (loss)                    44.7              (46.9)           44.7             3.0               0.1

     Dividends on Common Stock           (41.4)             124.4           (41.4)          (15.8)            (12.5)

     Common Stock issued                    --                 --              --              --                --

     Dividends on UGI Utilities
         Series Preferred Stock             --                1.6              --              --                --

                                      ---------          ---------       ---------       ---------         ----------
Balance at September 30, 2000         $   (4.9)          $  419.5        $   (4.9)       $ (190.5)         $  (11.9)
                                      ========-          ========-       ========-       =========         ==========



                                                                                           United
                                          UGI                                UGI           Valley          Ashtola          UGI
                                       Utilities,        AmeriGas,       Properties,      Insurance       Production    Enterprises,
                                          Inc.             Inc.              Inc.          Company         Company          Inc.
                                    -------------   ----------------   -------------   -------------   -------------  -------------

Balance at September 30, 1999          $   90.7           $ (240.9)       $    0.3        $    2.4       $  (10.3)       $   (5.4)

     Net income (loss)                     50.5                1.2             0.2             0.1             --            (8.2)

     Dividends on Common Stock            (44.0)             (51.6)           (0.5)             --             --              --

     Common Stock issued                     --                 --              --              --             --              --

     Dividends on UGI Utilities
         Series Preferred Stock            (1.6)                --              --              --             --              --

                                       ---------          ---------        --------        --------       ---------      ---------
Balance at September 30, 2000          $   95.6           $ (291.3)       $     --        $    2.5       $  (10.3)       $  (13.6)
                                       =========           ========        ========        ========       =========       ========
